Launching Now: Our First Kusama Butterfly Inbox ×

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YAYOI KUSAMA



Butterfly (2003)

$363,000

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Debut Style, Rare at Auction

Our First-Ever Kusama Butterfly

This is our first-ever Yayoi Kusama offering featuring her enduring butterfly motif, a style that has rarely appeared at auction



Documented Performance

2 Previous Exits

Kusama has had 2 exits on Masterworks, delivering net annualized returns of 17.6% and 13.4% to more than 1,000 investors. Past performance not indicative of future returns.



17.6%

Annualized Net Return
(1067 Days Held)

$6.1K

Net Profit from $10K



13.4%

Annualized Net Return
(801 Days Held)

$3.2K

Net Profit from $10K

World Record Holder

$1B+ in Career Auction Sales

Yayoi Kusama is the #1 selling female artist in the entire world based on a career auction turnover total of $1.23 billion



Total Auction Sales

$1B+

2025 Auction Sales

$52M

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Previous Masterworks exits featuring artwork by Yayoi Kusama not included in set of similar sales to live offering. Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 14.6%, 17.6%, and 17.8% on works held longer than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.